Exhibit 4.2

LEADING BRANDS, INC.

- and -

1133438 B.C. LTD.

SHARE PURCHASE AGREEMENT

September 15, 2017

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Defined Terms	1
1.2	Interpretation	7
1.3	Entire Agreement	8
1.4	Severability	8
1.5	Amendments, Waivers, Investigations	8
1.6	Knowledge	9
1.7	Governing Law	9
1.8	Choice of Forum	9

ARTICLE 2 PURCHASE AND SALE OF PURCHASED SECURITIES		9
2.1	Purchase and Sale of Purchased Securities	9
2.2	Purchase Price	9
2.3	Payment of Purchase Price	10
2.4	Preliminary Closing Statement	10
2.5	Final Closing Statement	10
2.6	Accounts Receivable	11
2.7	Lease Profit	11

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		11
3.1	Representations and Warranties of the Vendor	11
3.2	Representations and Warranties of the Purchaser	20
3.3	Survival of Representations and Warranties	21

ARTICLE 4 COVENANTS		22
4.1	Vendor’s Covenants	22
4.2	Notice of Untrue Representation or Warranty	23

ARTICLE 5 CLOSING		24
5.1	Cash Payment at Closing	24
5.2	Place of Closing	24
5.3	Conditions for the Benefit of the Purchaser	24
5.4	Conditions for the Benefit of the Vendor	26

ARTICLE 6 EMPLOYEE MATTERS		27
6.1	Notice of Termination	27
6.2	Purchaser or Affiliate Offer of Employment	27
6.3	Purchaser Indemnification for Employees	27
6.4	Vendor Indemnification for Employees	28
6.5	No Third Party Rights	28

ARTICLE 7 POST-CLOSING COVENANTS		28
7.1	Vendor Confidentiality	28
7.2	Purchaser Confidentiality	29
7.3	Change of Name	30
7.4	Further Assurances	30

ARTICLE 8 INDEMNIFICATION		30
8.1	Indemnification by the Vendor	30
8.2	Indemnification by the Purchaser	31
8.3	Notice of Claim	32
8.4	Procedure for Indemnification by the Vendor	32
8.5	Procedure for Indemnification by the Purchaser	33
8.6	Additional Rules and Procedures	33
8.7	Settlement of Existing Claims and Additional Excluded Liabilities	34
8.8	No Release for Fraud	35

ARTICLE 9 MISCELLANEOUS		35
9.1	Notices	35
9.2	Time of Essence	36
9.3	Public Announcements	36
9.4	Expenses	36
9.5	Counterparts	36
9.6	Enurement	36
9.7	Brokers	36
9.8	Non-Merger	37
9.9	Assignment, etc.	37
9.10	Remedies	37

2

SHARE PURCHASE AGREEMENT

THIS AGREEMENT dated as of the                 day of                                 , 2017.

BETWEEN:

LEADING BRANDS, INC., a corporation existing under the laws of the Province of British Columbia

(the “Vendor”)

- and -

1133438 B.C. LTD., a corporation existing under the laws of the Province of British Columbia

(the “Purchaser”)

A.The Vendor is the legal and beneficial owner of all of the Purchased Securities in the capital of the Corporations; and

B.The Parties have agreed to enter into this Agreement for the purchase and sale of the Purchased Securities on the terms and conditions contained herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the Parties) the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

Wherever used in this Agreement, including in the Disclosure Letter, the following terms shall have the following meanings and grammatical variations of such terms shall have the corresponding meanings:

1.1.1	“Accounting Firm” has the meaning set out in Section 2.5.3;

1.1.2	“Act” means the Business Corporations Act (British Columbia);

1.1.3	“Affiliate” has the meaning set out in the Act;

1.1.4	“Agreement” means this agreement and all annexes attached to this agreement, in each case as they may be amended or supplemented from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this agreement and unless otherwise indicated, references to Articles and Sections are to articles and sections in this agreement;

1.1.5	“Annual Financial Statements” means the audited annual financial statements of LBCI, including the notes thereto, as at and for the fiscal year ended February 28, 2017.

1.1.6	“arm’s length” has the meaning set out in the Tax Act;

1.1.7	“Brands” means LBI Brands, Inc., a corporation incorporated pursuant to the laws of British Columbia;

1.1.8	“Brands USA” means Leading Brands USA, Inc., a corporation incorporated pursuant to the laws of the State of Washington;

1.1.9	“Business” means the business carried on by the Corporations which consists of beverage bottling, distribution, sales, merchandising, brand development and brand management of beverage products and related products and services;

1.1.10	“Business Day” means any day, other than Saturday, Sunday or a statutory holiday in Vancouver, British Columbia;

1.1.11	“Claim” means a claim for indemnification by the Purchaser or the Vendor pursuant to Section 8.1 or 8.2, respectively;

1.1.12	“Client” means any Person for whom LBCI has provided services relating to the Business since January 1, 2013, involving annual payments, commissions and fees payable to LBCI of at least $50,000;

1.1.13	“Closing” means the completion of the Contemplated Transactions pursuant to this Agreement at the Closing Time;

1.1.14	“Closing Date” means such date as may be agreed upon in writing by the Parties;

1.1.15	“Closing Cash Payment” has the meaning set out in Section 2.3;

1.1.16	“Closing Time” means 11:00 a.m. (Vancouver time) on the Closing Date, or such other time as may be agreed upon in writing by the Parties;

1.1.17	“Confidential Information” means all confidential and proprietary information relating to the Corporations and the Business, in the possession or control of the relevant Person, regardless of the form of such information;

1.1.18	“Contemplated Transactions” means the purchase and sale of the Purchased Securities contemplated by this Agreement;

1.1.19	“Contract” means any oral or written agreement, contract, license, undertaking, engagement or commitment of any nature;

1.1.20	“Corporations” means LBCI, Brands, Kert, Neurogenesis Canada, Neurogenesis US, Quick, Brands USA and LBAI and “Corporation” means any one of them;

1.1.21	“Current Assets” means the cash and deposits (and for greater certainty excluding accounts receivable, inventory and prepaid expenses) of the Corporations as at the Closing Date all as determined under U.S. GAAP;

1.1.22	“Current Liabilities” means trade accounts payable, wages payable, accrued liabilities and taxes payable of the Corporations (excluding any severance liability) as at the Closing Date all as determined under U.S. GAAP;

1.1.23	“Direct Claim” means a Claim which originates pursuant to this Agreement and does not involve a Third Party Claim;

1.1.24	“Disclosure Letter” means the letter dated as of the date of this Agreement from the Vendor to the Purchaser in connection with this Agreement, and acknowledged by the Purchaser;

1.1.25	“Employee Plans” means all material plans, arrangements, agreements, programs, policies, practices or undertakings, formal or informal, funded or not, with respect to Employees or former Employees of LBCI which are maintained, contributed to or required to be contributed to by LBCI and which provide for:

(a)	bonus, profit sharing or deferred profit sharing, retention bonus, change of control, performance compensation, deferred or incentive compensation, share compensation, share purchase or share option purchase, share appreciation rights, phantom stock, vacation or vacation pay, sick pay, employee loans, or any other compensation in addition to salary;

(b)	pensions, retirement or retirement savings, including registered or unregistered pension plans, supplemental pension plans, registered retirement savings plans and retirement compensation arrangements; or

(c)	insured or self-insured benefits for or relating to income continuation or other benefits during absence from work (including sick leave, short or long term disability and maternity or parental leave supplements), hospitalization, health, welfare, legal costs or expenses, medical or dental or similar expenses, life or dependent life insurance, accident, death or survivor benefits, supplementary unemployment benefit, day care, tuition or professional reimbursements or expenses or any other similar benefits other than the Canada Pension Plan, the Employment Insurance Act, any health insurance plans established or administered by a Governmental Authority in any jurisdiction where the Employees work and any workers’ compensation insurance provided pursuant to legislation, and excluding any Multi-Employer Plan;

1.1.26	“Employees” means all of the persons employed by LBCI, whether salaried, hourly or otherwise;

1.1.27	“Encumbrance” means any security interest, lien, charge, pledge, encumbrance, mortgage, hypothec, adverse claim or title retention agreement of any nature or kind whatsoever;

1.1.28	“Environmental Laws” means all Laws relating to pollution and protection of the environment, health and safety and the manufacture, processing, distribution, use, treatment, storage, discharge and handling of Hazardous Substances in other jurisdictions applicable to the Business, as amended from time to time;

1.1.29	“Environmental Permits” means the material licences, permits, approvals, consents, operating authorities, certificates, registrations or authorizations issued by any Governmental Authority under Environmental Laws to LBCI in connection with the Business;

1.1.30	“Escrow Agreement” has the meaning set out in Section 8.7;

1.1.31	“Escrow Amount” has the meaning set out in Section 8.7;

1.1.32	“Escrow Period” has the meaning set out in Section 8.7;

1.1.33	“Excluded Liabilities” means the excluded liabilities described as such in the Disclosure Letter;

1.1.34	“Existing Claims” means the existing claims described as such in the Disclosure Letter;

1.1.35	“Final Statement” has the meaning set out in Section 2.5.1;

1.1.36	“Financial Lease Liabilities” means any financial liabilities of LBCI under the Lease and any liabilities for data service, electrical and other utilities incurred in connection with the Leased Premises;

1.1.37	“Governmental Authority” means any: (a) federal, provincial, state, regional, municipal, local or other government, domestic or foreign; (b) governmental or quasi-governmental authority of any nature (including any agency, branch, department, commission, board, court or tribunal); (c) body exercising any administrative, executive, judicial, legislative, police, regulatory, expropriation or taxing authority, domestic or foreign; or (d) self-regulatory organization or stock exchange having jurisdiction in the relevant circumstances;

1.1.38	“Happy Water Finished Goods” means all good saleable, undamaged, non-obsolete and non-stale dated inventories of finished goods relating to the Happy Water business of LBCI as set forth in the Preliminary Statement and Final Statement, as applicable;

1.1.39	“Happy Water Raw Material” means all good and undamaged, non-obsolete and non-stale dated inventories of work-in-process and raw materials relating to the Happy Water business of LBCI as set forth in the Preliminary Statement and Final Statement, as applicable;

1.1.40	“Hazardous Substance” means any substance which is regulated under Environmental Laws, including any hazardous product, contaminant, toxic substance, deleterious substance, waste, hazardous waste, dangerous goods or reportable substance;

1.1.41	“Intellectual Property” means all intellectual property used in connection with the Business including: (a) all trade-marks, trade dress, logos, trade names, business names, corporate names and domain names; all translations, adaptations, derivations and combinations thereof; (b) all copyright; and (c) all computer software and source code and related source code documentation.

1.1.42	“Kert” means Kert Technologies, Inc., a corporation incorporated pursuant to the laws of Canada;

1.1.43	“Laws” means, in respect of any Person, property, transaction, event or course of conduct, all applicable laws, statutes, regulations, rules, by-laws, ordinances, protocols, regulatory policies, codes, guidelines, official directives, orders, rulings, judgments and decrees of any Governmental Authority, having the force of law;

1.1.44	“LBAI” means Leading Brands of America, Inc., a corporation incorporated pursuant to the laws of the State of Delaware;

1.1.45	“LBCI” means Leading Brands of Canada, Inc., a corporation incorporated pursuant to the laws of the Province of Alberta;

1.1.46	“Lease” means the lease agreement dated December 13, 2012 between Richmond Holdings Ltd. as landlord and LBCI as tenant in respect of the Leased Premises;

1.1.47	“Lease Profit” means (i) any amounts received by LBCI, as sublandlord, from any subtenant in respect of the Lease which exceeds the gross rent and other amounts payable by LBCI, as tenant, to the landlord under the Lease; and (ii) any net cash compensation received by LBCI from the landlord in respect of the early termination of the Lease;

1.1.48	“Leased Premises” means the premises located at Unit 101 – 33 West 8th Avenue, Vancouver, British Columbia;

1.1.49	“Loss” means any loss, injury, liability, damage, cost, expense (including reasonable legal expenses) or deficiency of any kind or nature, whether direct, indirect or consequential, but excluding punitive damages and indirect loss of profit, suffered or incurred by an indemnified party, if any, hereunder, in connection with any Claim made by it hereunder, including in respect of any proceeding, assessment, judgment, settlement or compromise relating thereto;

1.1.50	“Material Adverse Change” or “Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the Business, management, operations or financial condition, property, assets or liabilities (contingent or otherwise) or prospects of LBCI or that would prevent or impede the completion of the Contemplated Transactions, other than any change, effect, event, occurrence, circumstance or state of facts relating to:

(a)	LBCI’s decision to exit from the co-packing business and the sale of its Edmonton bottling plant land and building;

(b)	any change in general economic conditions in Canada or any other country or region in the world, or any change in conditions in the global economy generally, provided that any such change does not affect the Business disproportionately;

(c)	any change in conditions in the industries in which LBCI conducts business, provided that any such change does not affect the Business disproportionately to other comparable participants in such industries;

(d)	any change in political conditions in Canada or any other country or region in the world, provided that any such change does not affect the Business disproportionately;

(e)	any act of war, sabotage or terrorism (including any escalation or general worsening of any such act of war, sabotage or terrorism), or natural disaster, in Canada or any other country or region in the world, provided that any such act does not affect the Business disproportionately;

(f)	the entry into or announcement of this Agreement or the pendency or consummation of the Contemplated Transactions;

(g)	any change in Law or the interpretation thereof, provided that any such change does not affect the Business disproportionately; and

(h)	any change in U.S. GAAP or other accounting standards (or the interpretation thereof).

1.1.51	“Material Contracts” means those subsisting commitments, contracts, instruments, leases and other agreements, oral or written, entered into by any Corporation, by which it is bound or to which it or its assets are subject which have total payment obligations on the part of a Corporation which exceed $25,000 or are for a term in excess of one year;

1.1.52	“Minimum Cash Balance” means the amount of $900,000;

1.1.53	“Multi-Employer Plan” means any pension or other employee benefit plan required to be contributed to by LBCI;

1.1.54	“Neurogenesis Canada” means Neurogenesis Inc., a corporation incorporated pursuant to the laws of Canada;

1.1.55	“Neurogenesis US” means Neurogenesis Inc., a corporation incorporated pursuant to the laws of the State of Nevada;

1.1.56	“Parties” means the Vendor and the Purchaser, and “Party” means any one of them;

1.1.57	“Permitted Encumbrances” means any of the following: (a) liens for Taxes not yet due; (b) other assessments and governmental charges not yet due; (c) liens that can be (but have not yet been) filed by builders, mechanics, repairers or similar Persons in respect of services performed or goods provided in the ordinary course of business, consistent with past practice, provided that such liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Laws; and (d) easements, covenants, rights of way and other restrictions that are registered as of the date of this Agreement;

1.1.58	“Person” means any individual, sole proprietorship, partnership, limited partnership, joint venture, syndicate, body corporate with or without share capital, unincorporated association, trust or Governmental Authority and, where the context requires, any of the foregoing when acting as trustee, executor, administrator or other legal representative;

1.1.59	“Preliminary Statement” has the meaning set out in Section 2.4;

1.1.60	“Prepaid Expenses” means all prepaid expenses of LBCI relating to the Business as set forth in the Preliminary Statement and Final Statement, as applicable;

1.1.61	“Purchase Price” has the meaning set out in Section 2.2;

1.1.62	“Quick” means Quick, Inc., a corporation incorporated pursuant to the laws of the State of Florida;

1.1.63	“Purchased Securities” means all of the securities in the capital of each of the Corporations owned by the Vendor as described in the Disclosure Letter;

1.1.64	“Purchaser’s Counsel” means Farris, Vaughan, Wills & Murphy LLP;

1.1.65	“Release” means any release, spill, leak, emission, discharge, leach, dumping, escape or other disposal which is or has been made in contravention of any Environmental Laws;

1.1.66	“Representatives” means, in respect of any Person, its Affiliates, directors, officers, employees, agents, consultants, advisors or other representatives, including legal counsel, accountants and financial advisors;

1.1.67	“Tax Act” means the Income Tax Act (Canada);

1.1.68	“Taxes” means all taxes, duties, fees, imposts, levies or premiums of any kind lawfully levied, assessed or imposed by any Governmental Authority including capital taxes, excise taxes, income taxes, withholding taxes, sales taxes, goods and services taxes, employer health taxes, Canada Pension Plan premiums, employment insurance premiums, payroll taxes and property taxes, together with all interest and penalties in respect thereof;

1.1.69	“Third Party” has the meaning set out in Section 8.4.2(c);

1.1.70	“Third Party Claim” means a Claim by the Purchaser which originates by reason of a Person (other than the Purchaser) making a claim against a Corporation;

1.1.71	“U.S. GAAP” means generally accepted accounting principles in the United States of America as recommended by the US Financial Accounting Standards Board (FASB) at the relevant time;

1.1.72	“Vendor’s Consents and Approvals” has the meaning set out in Section 3.1.10;

1.1.73	“Working Capital” means the amount by which Current Assets exceeds Current Liabilities; and

1.1.74	“Working Capital Shortfall” means the amount, if any, by which Working Capital is less than the Minimum Cash Balance.

1.2	Interpretation

In this Agreement:

1.2.1	Headings and Table of Contents. The inclusion of headings and a table of contents is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.2.2	Gender and Number. Except where the context requires otherwise, words in this Agreement importing the singular include the plural and vice versa and words importing gender include all genders.

1.2.3	Including. Where the word “including” or “includes” is used in this Agreement, it means including or includes “without limitation”.

1.2.4	No Strict Construction. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any party proposing any such language.

1.2.5	Statutory References. A reference in this Agreement to a statute includes all rules and regulations made pursuant to such statute and, unless expressly provided otherwise, the provisions of any statute, rule or regulation which amends, supplements or supersedes any such statute, rule or regulation.

1.2.6	Currency. Except where expressly provided otherwise herein, all amounts are stated and shall be paid in Canadian dollars.

1.2.7	Time Periods. Except where expressly provided otherwise herein, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the following Business Day if the last day of the period is not a Business Day.

1.2.8	Accounting Principles. Except to the extent expressly provided otherwise herein, all accounting terms used herein shall have the respective meanings attributed thereto under U.S. GAAP and all determinations of an accounting nature in respect of LBCI required to be made herein shall be made in a manner consistent with U.S. GAAP.

1.3	Entire Agreement

This Agreement, together with the documents delivered hereunder, constitutes the entire agreement between the Parties pertaining to the Contemplated Transactions. There are no representations, warranties, covenants, agreements, conditions, indemnities or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the Contemplated Transactions, except as expressly contained in this Agreement, together with the documents delivered hereunder.

1.4	Severability

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties waive any provision of applicable Laws which renders any provision of this Agreement invalid or unenforceable in any respect. The Parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as near as possible to that of the invalid or unenforceable provision which it replaces.

1.5	Amendments, Waivers, Investigations

Except as expressly provided otherwise herein, no amendment or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless expressly provided otherwise herein or therein. No investigation or waiver made by or on behalf of any Party shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any other Party pursuant to this Agreement.

1.6	Knowledge

Where any representation or warranty of this Agreement is expressly qualified to the knowledge of the Vendor, it shall mean to the actual knowledge of Ralph McRae (without any personal liability therefor) at the time such representation or warranty is being made after having made due inquiry with respect to the subject matter of such representation or warranty.

1.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Choice of Forum

Any suit, action or proceeding arising out of or relating to this Agreement shall be brought in any court in the City of Vancouver having jurisdiction over the subject matter thereof and the Parties irrevocably and unconditionally attorn and submit to the jurisdiction of such court. The Parties irrevocably waive and agree not to raise any objection that they either might now or hereafter have to the bringing of any such suit, action or proceeding in any such court, including any objection on the basis that the place where such court is located is an inconvenient forum or that there is another suit, action or proceeding in another place relating in whole or in part to the same subject matter. Each Party agrees that any final judgment or order against it in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon it and consents to any such judgment or order being recognized and enforced in the courts of its jurisdiction of incorporation or any other jurisdiction where it carries on business or has assets.

ARTICLE 2

PURCHASE AND SALE OF PURCHASED SECURITIES

2.1	Purchase and Sale of Purchased Securities

Subject to the provisions of this Agreement, the Vendor hereby agrees to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from the Vendor, the Purchased Securities, free and clear of all Encumbrances, on the Closing Date.

2.2	Purchase Price

The purchase price payable to the Vendor for the Purchased Securities (the “Purchase Price”) shall be equal to $325,000 (the “Closing Cash Payment”) subject to the following adjustments:

2.2.1	The Purchase Price shall be increased by 30% of the amount of the Happy Water Raw Materials on the Closing Date.

2.2.2	The Purchase Price shall be increased by 50% of the amount of the Happy Water Finished Goods on the Closing Date.

2.2.3	The Purchase Price shall be increased by 100% of the amount of the Prepaid Expenses on the Closing Date.

2.2.4	The Purchase Price shall be decreased by the amount of any Working Capital Shortfall.

2.2.5	The Purchase Price shall be adjusted in accordance with Section 2.5.

2.2.6	The Purchase Price shall be increased by any amounts paid under Sections 2.6 and 2.7.

2.2.7	The Purchase Price shall be decreased by the amount of the Excluded Liabilities.

2.3	Payment of Purchase Price

The Purchaser shall pay to the Vendor the Closing Cash Payment less the Escrow Amount, as adjusted by Section 2.4, on the Closing Date by way of cheque, wire, bank draft or solicitor’s trust cheque. The Purchaser shall pay to the escrow agent under the Escrow Agreement the Escrow Amount on the Closing Date by way of cheque, wire, bank draft or solicitor’s trust cheque.

2.4	Preliminary Closing Statement

At least two business days prior to the Closing Date, the Vendor will deliver to the Purchaser a statement (the “Preliminary Statement”), certified as being accurate and complete by the Vendor, setting out the amount of the Happy Water Raw Materials, the Happy Water Finished Goods, the Prepaid Expenses, the Working Capital, the Excluded Liabilities, and the cash on hand as at the most recent available date. The Closing Cash Payment will be increased by 30% of the amount of the Happy Water Raw Materials, by 50% of the amount of the Happy Water Finished Goods, by 100% of the amount of the Prepaid Expenses and reduced by the amount of any Working Capital Shortfall.

2.5	Final Closing Statement

2.5.1	For purposes of finally determining the Purchase Price, the amounts of the Happy Water Raw Materials, the Happy Water Finished Goods, the Prepaid Expenses, the Working Capital and the Excluded Liabilities on the Closing Date shall be determined by an actual inventory count and internal audit completed on or about the Closing Date under the supervision of the Purchaser and attended by representatives of the Vendor at its sole discretion. Upon completion of such audit, the Purchaser will deliver to the Vendor a statement (the “Final Statement”) setting out the final calculation of Purchase Price as at the Closing Date. The Final Statement will also set out the calculation for the corresponding adjustment to the Purchase Price. The Parties acknowledge that all Excluded Liabilities may not be known for a period of time after the Closing Date. Accordingly, any additional Excluded Liabilities that are not accounted for under Section 2.2.7 and are not included in the Final Statement (the “Additional Excluded Liabilities“) shall be accounted for under Article 8.

2.5.2	If the Vendor does not in good faith dispute the contents of the Final Statement within 5 business days of receiving the Final Statement from the Purchaser, the contents thereof will be binding on the Purchaser and the Vendor.

2.5.3	If the Vendor disputes the contents of the Final Statement within such 5 business day period, the items in dispute will, in the absence of a negotiated agreement between the Vendor and the Purchaser, be referred to a mutually agreed upon nationally recognized firm of chartered accountants (the “Accounting Firm”) for determination. The Vendor will deliver its notice of such dispute in writing to the Purchaser within such 5 day period and such notice will detail the items on the Final Statement which the Vendor dispute.

2.5.4

The Accounting Firm will be permitted to review the Final Statement together with all working papers, books of account and other documents relating to the Corporations relevant to the preparation of the Final Statement including any written submission made by the Vendor and/or the Purchaser within five business days of the referral to the Accounting Firm, and will determine the item or items in dispute within 15 days following the referral thereof to the Accounting Firm. For greater certainty, the Accounting Firm will determine whether the treatment of any items in dispute in the Final Statement is consistent with the treatment of such items in the Annual Financial Statements.

2.5.5	Upon completion by the Accounting Firm of their review, the Accounting Firm will deliver to the Vendor and to the Purchaser their report setting out their determination of the items in dispute. The determination of the Accounting Firm will be final and binding on the Purchaser and the Vendor.

2.5.6	The costs of the Accounting Firm will be allocated between the Vendor and the Purchaser as determined by the Accounting Firm proportionately and based on the relative success of the parties in such dispute as determined by the Accounting Firm.

2.5.7	Upon the Purchase Price being finally determined in accordance with the provisions of this Section 2.5, the Purchase Price will be adjusted accordingly.

2.6	Accounts Receivable

The Purchaser covenants to pay to the Vendor 75% of all cash collected after the Closing Date from accounts receivable of the Corporations existing prior to the Closing Date, any such amounts to be transferred and remitted to the Vendor promptly after receipt by the Purchaser, but provided that any such amounts shall be reduced by the amount of any payments made by the Purchaser to pay outstanding accounts payable of the Corporations existing prior to the Closing Date.

2.7	Lease Profit

During the Escrow Period, the Purchaser covenants to pay to the escrow agent appointed under Section 8.7, promptly after receipt by LBCI, the amount of any Lease Profit received by LBCI, which amounts shall increase the Escrow Amount. Following the Escrow Period, the Purchaser covenants to pay to the Vendor, promptly after receipt by LBCI, the amount of any Lease Profit received by LBCI.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Vendor

The Vendor hereby represents and warrants as follows to and in favour of the Purchaser and acknowledges that the Purchaser is relying on such representations and warranties in connection with its purchase of the Purchased Securities:

3.1.1	Incorporation of Vendor. The Vendor is incorporated and validly existing under the laws of the Province of British Columbia.

3.1.2	Incorporation of Corporations. Each Corporation is a corporation duly formed and validly existing under the laws of its jurisdiction of incorporation, and to the Vendor’s knowledge, is duly registered, licensed or qualified to carry on business and is in good standing in each other jurisdiction in which the character of its properties and assets owned or leased or the nature of its business makes such registration, licensing or qualification necessary. Each Corporation has the power and capacity to carry on its Business and own and lease its property and assets.

3.1.3	Capacity of the Vendor. The Vendor has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. The Vendor has the corporate power and capacity to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Vendor.

3.1.4	Enforceability against the Vendor. This Agreement is a legal, valid and binding obligation of the Vendor, enforceable against it in accordance with its terms, subject to the usual exceptions as to creditors’ rights and the availability of equitable remedies.

3.1.5	Ownership of Purchased Securities. The Vendor is the legal and beneficial owner of the Purchased Securities as more particularly described in the Disclosure Letter. The Vendor has good and marketable title to the Purchased Securities, free and clear of all Encumbrances. Except as disclosed in the Disclosure Letter, there are no agreements or restrictions which in any way limit or restrict the transfer to the Purchaser of the Purchased Securities.

3.1.6	Capitalization of Corporations. The authorized share capital of each Corporation and the outstanding shares in the capital of each Corporation are as set out in the Disclosure Letter. All Purchased Securities have been validly issued and are outstanding as fully paid and non-assessable shares. There are no options, warrants, purchase rights, subscription rights, conversion privileges, exchange rights or pre-emptive rights or other rights, agreements, arrangements or commitments of a similar nature to which a Corporation is bound relating to the outstanding or unissued share capital of a Corporation or obligating a Corporation to issue any shares of, or other equity interest in, a Corporation or securities or obligations of any kind convertible into or exchangeable for any shares of a Corporation, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of a Corporation. There are no outstanding bonds, debentures or other evidences of indebtedness of any subsidiary having the right to vote (or that are convertible for, exercisable into or exchangeable for securities having the right to vote) on any matter on which the holders of shares may vote. There are no outstanding contractual obligations of a Corporation to repurchase, redeem (except in accordance with special rights and restrictions) or otherwise acquire any outstanding shares of a Corporation or any agreements or other arrangements regarding the voting or disposition of any outstanding shares of a Corporation. Each Corporation is a “private issuer” as defined in section 2.4 of National Instrument 45-106.

3.1.7	Subsidiaries. Each Corporation has no subsidiaries and holds no other ownership, equity or proprietary interests in any other Person except that Quick owns all of the shares of Quick Home Delivery (Canada), Inc.

3.1.8	No Other Agreement to Purchase. No Person other than the Purchaser has any written or oral agreement, option or right to acquire any of the Purchased Securities or any shares or equity interests of a Corporation.

3.1.9	No Contravention. The execution, delivery and performance of this Agreement by the Vendor and (subject to receipt of any required Vendor’s Consents and Approvals) completion of the Contemplated Transactions do not and will not:

(a)	result in the breach or violation of any of the provisions of, or constitute a default under, conflict with, or cause any incremental obligation or the acceleration of any obligation (whether at the option of a counterparty or otherwise) of the Vendor or a Corporation or provide any right to terminate to a counterparty under:

(i)	the articles or by-laws of a Corporation, or any resolutions of the board of directors (or any committee thereof) or shareholders of a Corporation;

(ii)	any Material Contract; or

(iii)	any applicable Law in any material respect.

(b)	result in the creation or imposition of any Encumbrance on any of the Purchased Securities, or any of the property, securities or assets of a Corporation.

3.1.10	Consents and Approvals. Except as disclosed in the Disclosure Letter (“Vendor’s Consents and Approvals”), no authorization, consent or approval of, or filing with or notice to, any Governmental Authority or other Person is required by the Vendor or a Corporation in connection with its execution, delivery or performance of this Agreement or the completion of the Contemplated Transactions.

3.1.11	Compliance with Laws. To the Vendor’s knowledge, each Corporation has conducted the Business in compliance with all applicable Laws, except where such non-compliance would not have a Material Adverse Effect.

3.1.12	Financial Statements. The Annual Financial Statements have been prepared in accordance with U.S. GAAP applied on a consistent basis and fairly present in all material respects the non-consolidated assets, liabilities and financial position of LBCI and the results of its operations as of the dates and throughout the periods indicated.

3.1.13	Accounts Receivable. The accounts receivable reflected on the balance sheets forming part of the Annual Financial Statements and all accounts receivable arising after February 28, 2017 (a) arose from transactions in the ordinary course of business and are valid and enforceable; and (b) other than those accounts receivable which are doubtful accounts and in respect of which a reasonable allowance has been made, consistent with past practice, are collectible to the knowledge of the Vendor.

3.1.14	Inventory. To the Vendor’s knowledge, any quantities of the Happy Water Raw Materials as set forth in the Preliminary Statement and the Final Statement are materially accurate. To the Vendor’s knowledge, any quantities of the Happy Water Finished Goods as set forth in the Preliminary Statement and the Final Statement are materially accurate.

3.1.15	Liabilities. Each Corporation does not have any outstanding liabilities (whether absolute, contingent, accrued or otherwise and including any guarantees, indemnities or indirect obligations with respect to the debts, liabilities or obligations of any other Person), except:

(a)	as reflected or reserved for in the balance sheets included in the Annual Financial Statements (or as disclosed in the notes to such financial statements);

(b)	as reflected in the Final Statement; or

(c)	as disclosed in this Agreement or the Disclosure Letter.

3.1.16	No Changes. Since February 28, 2017, the Business has been carried on in the ordinary course of business, consistent with past practice, and there has not been:

(a)	any Material Adverse Change;

(b)	any material damage, destruction or loss (whether or not covered by insurance) affecting any material assets of a Corporation;

(c)	any payment, satisfaction or incurrence of any liability or obligation other than: (a) current liabilities and obligations disclosed in the Annual Financial Statements; and (b) current liabilities and obligations incurred since February 28, 2017 in the ordinary course of business, consistent with past practice;

(d)	any licence, sale, lease, assignment, transfer, disposition, pledge, mortgage of or granting of a security interest or other Encumbrance on or over any of the material assets of a Corporation other than the sublease in favour of Arius Technology Inc.;

(e)	any general increase in the compensation of Employees or any bonus paid to any Employee (other than increases, bonuses and retention payments in the normal course or in accordance with existing agreements), or the making of any loan to, or engagement in any transaction with, any Employee, independent or dependent contractor, or any officer or director of a Corporation;

(f)	any change in the accounting or tax practices followed by a Corporation;

(g)	any payment or declaration of any dividend or other distribution by a Corporation; or

(h)	any Material Contract to which a Corporation is or was a party terminated, cancelled, amended, modified, altered or varied other than the sublease in favour of Arius Technology Inc.

3.1.17	Tax Matters

(a)	Each Corporation has duly filed on a timely basis all Tax returns, elections and other tax filings required to be filed by it and has paid all Taxes that are due and payable, and all assessments, reassessments, governmental charges, penalties, interest and fines due and payable by it, whether accrued, contingent or otherwise. All such Tax returns, elections and other Tax filings are correct and complete. Except for the acquisition of control tax return to be filed by each Corporation after the Closing Date with respect to the completion of the Contemplated Transactions, all Tax returns, elections and other tax filings filed or to be filed on or before the Closing Date by each Corporation in respect of a filing period ending on or before the Closing Date have been prepared and filed in accordance with the provisions of applicable Laws.

(b)	There are no actions, suits or proceedings, at law or in equity, and no administrative proceedings by or before any Governmental Authority, which have arisen or, to the Vendor’s knowledge, are pending or , threatened against any Corporation in respect of Taxes, governmental charges or assessments, nor are any matters under discussion with any Governmental Authority with respect to Taxes, governmental charges or assessments asserted by any such Governmental Authority.

(c)	Each Corporation has withheld from each payment made to its Employees or former employees, and to any non-residents of Canada, the amount of all Taxes and other deductions required to be withheld therefrom, and has paid the same to the proper Governmental Authority within the time required under applicable Laws.

(d)	Except as disclosed in the Disclosure Letter, no Corporation has:

(i)	made any election under s. 85 of the Tax Act with respect to the acquisition or disposition of any assets;

(ii)	made any election under s. 83 of the Tax Act with respect to the payment out of the capital dividend account of such Corporation;

(iii)	acquired or had the use of any assets from a person with whom it was not dealing at arm’s length other than at fair market value;

(iv)	disposed of any assets to a person with whom it was not dealing at arm’s length for proceeds less than the fair market value thereof; or

(v)	discontinued carrying on any business in respect of which non-capital losses were incurred, and any non-capital losses which such Corporation has are not losses from property or business investment losses.

(e)	Each Corporation has made all elections required to be made under Part III of the Tax Act in connection with any distributions by such Corporation and all such elections were true and correct and in the prescribed form and were made within the prescribed time periods.

(f)	There are no contingent tax liabilities nor any grounds which could prompt a reassessment.

(g)	The financial statements and schedules filed with the income tax returns as filed by each Corporation for each of its taxation years reflect and disclose all transactions to which such Corporation was party as required by the Tax Act or other applicable revenue laws and all of the transactions to which the Corporation was or is a party are reflected or disclosed in such financial statements and schedules and the income tax returns and schedules have been duly and accurately completed as required by such acts.

3.1.18	Residency. The Vendor is not a non-resident of Canada for purposes of the Tax Act.

3.1.19	Clients. LBCI has not received any written notice that any Client, and to the Vendor’s knowledge, no Client: (a) intends to terminate, cancel or not renew any agreement relating to the Business; or (b) intends to terminate or otherwise materially adversely change its business relationship with LBCI, other than in respect of the wind-down of LBCI’s co-pack business and sale of its Edmonton plant and in respect of the discontinuation of the LBCI juice lines relating specifically to such juice lines only.

3.1.20	Non-Arm’s Length Transactions. Other than as disclosed in the Annual Financial Statements, each Corporation has not made any payment or loan to, or borrowed any money from or otherwise incurred indebtedness to, any Person not dealing with it at arm’s length, except for usual employee reimbursements and compensation paid in the ordinary course of business, consistent with past practice.

3.1.21	Material Contracts

(a)	A complete and accurate copy of each Material Contract has been provided or made available to the Purchaser.

(b)	To the Vendor’s knowledge, each Corporation has performed in all material respects all of the obligations required to be performed by it and is entitled in all material respects to all benefits under the Material Contracts. Each Corporation is not to the Vendor’s knowledge in default or alleged to be in default in any material respect of any Material Contract. To the Vendor’s knowledge, all the covenants to be performed by any other party to such Material Contracts have been fully performed in all material respects. Each of the Material Contracts is in full force and effect, unamended, and no notice of termination or cancellation has been given or received by a Corporation.

3.1.22	Leased Real Property. Except for the Leased Premises, each Corporation does not own or lease any real property. LBCI has a valid and existing leasehold interest in, and the right to quiet enjoyment of, the Leased Premises and the lessor will not be entitled to terminate the lease in respect of the Leased Premise solely as a result of the completion of the Contemplated Transactions. There are no contracts, agreements or commitments granting to any third party the right of use or occupancy of any portion of the Leased Premises other than the sublease in favour of Arius Technology Inc.

3.1.23	Personal Property. All material tangible personal property used or held for use in the operation or conduct of the Business has been reasonably maintained in accordance with good business practice, is in good operating condition (giving due account to the age and length of use of same and expected, ordinary wear and tear) and is substantially suitable for its present uses. LBCI owns or has a leasehold interest in the fixed assets reflected in the Annual Financial Statements on a material basis.

3.1.24	Title to Assets. Each Corporation has good and marketable title to all of the material assets and properties owned by it, free and clear of all Encumbrances other than Permitted Encumbrances. No Person has any written or oral agreement, option, understanding or commitment or any right or privilege capable of becoming such for the purchase or other acquisition from a Corporation of any material assets of a Corporation.

3.1.25	Licences. To the Vendor’s knowledge, each Corporation holds all material permits, licences, approvals, consents, authorizations or registrations which are required to own its property and assets and to carry on business as presently conducted by it (collectively, the “Licences”). All material Licences are in full force and effect; each Corporation is in compliance in all material respects with all the terms and conditions relating to the Licences; and there are no proceedings in progress, or, to the Vendor’s knowledge, pending or threatened which may result in revocation, cancellation, suspension, rescission or any adverse modification of any of the Licences.

3.1.26	Litigation and Other Proceedings. Except as disclosed in the Disclosure Letter, there is no existing: (a) action, suit or proceeding by any Person (b) grievance, arbitration or alternative dispute resolution process; or (c) administrative or other proceeding (other than the renewal or amendment of Licences in the ordinary course) or, to the Vendor’s knowledge, any investigation by any Governmental Entity, pending, or, to the Vendor’s knowledge, threatened against a Corporation which, if determined adversely to a Corporation, would result in a liability or would prevent or impede the sale of the Purchased Securities or the completion of the Contemplated Transactions. Each Corporation is not subject to any final judgment or order of any court for damages, specific performance or a declaration entered in any lawsuit or proceeding, nor in the three years prior to the date hereof has a Corporation settled any material claim for payment of damages prior to being prosecuted in respect of such claim. Each Corporation is not the plaintiff or complainant in any material action, suit or proceeding, grievance, arbitration or alternative dispute resolution process.

3.1.27	Intellectual Property.

(a)	To the Vendor’s knowledge, each Corporation owns all right, title and interest in and to, or is licensed or otherwise possesses rights to use, all Intellectual Property free and clear of all Encumbrances. The Disclosure Letter contains a complete list of all registrations and applications of the Corporations for registration of trade-marks, patents, copyrights and industrial designs.

(b)	To the Vendor’s knowledge, the conduct of the Business and the use of the Intellectual Property does not infringe, misappropriate or otherwise violate any Intellectual Property of any third party. To the Vendor’s knowledge, there are no actions pending or threatened alleging that the conduct of the Business or the use of the Intellectual Property infringes, misappropriates or otherwise violates the Intellectual Property of any third party or challenging the ownership or use of any Intellectual Property. To the Vendor’s knowledge, no third party has infringed, misappropriated or otherwise violated any Intellectual Property.

3.1.28

Environmental Matters. To the Vendor’s knowledge, the operation of the Business has been and is in compliance in all material respects with all Environmental Laws, and each Corporation has not received any notice of any non-compliance with any Environmental Laws, and each Corporation has not been convicted of an offence for non-compliance with any Environmental Laws or been fined or otherwise sentenced or settled such prosecution short of conviction. To the Vendor’s knowledge, except as permitted by and in compliance, in all material respects, with all Environmental Laws, each Corporation has not caused or permitted the Release of any Hazardous Substances from the Leased Premises, previous premises and assets of the Business, and to Vendor’s knowledge, other than in compliance in material respects with Environmental Laws, there are no Hazardous Substances located on or in any of the Leased Premises, previous premises or assets owned or used by each Corporation. Except as permitted by and in compliance, in all material respects, with Environmental Laws, each Corporation has not used any of their Leased Premises, previous premises or assets to produce, generate, store, handle, transport or dispose of any Hazardous Substances. Except as permitted by and in compliance in all material respects, with Environmental Laws, to the Vendor’s knowledge there are no underground or surface storage tanks or urea formaldehyde foam insulation, asbestos, polychlorinated biphenyls (PCBs) or radioactive substances located on or in any of the Leased Premises, previous premises or assets owned or used by a Corporation. Each Corporation has not conducted or caused to be conducted an environmental audit or assessment of any of the Leased Premises, previous premises or assets of a Corporation, the results of which disclose any material breach or non-compliance with Environmental Laws and the Vendor has provided the Purchaser with complete copies of all such environmental audits and assessments.

3.1.29	Employees. The Corporations have no Employees other than Employees that will be issued a termination notice by LBCI on the Closing Date, except as may be agreed to by the Purchaser and except for one employee of LBCI on long-term disability.

3.1.30	Employment Matters. To the Vendor’s knowledge, except as disclosed in the Disclosure Letter, each Corporation is in compliance in all material respects with all terms and conditions of employment of each Employee and there are no outstanding material claims, complaints, investigations or orders brought by or on behalf of any Employees or arising under applicable Laws. Except as disclosed to the Purchaser, no Corporation:

(a)	is a party to or bound by any written contract, commitment or policy for the employment or retainer of any individual, including any contract or commitment with directors, officers, Employees, independent or dependent contractors;

(b)	is a party to or bound by any written contract, commitment or policy providing for severance, termination, retention, change of control or similar payments upon termination of employment of any Employee or the retainer of any independent or dependent contractor;

(c)	is a party to or bound by any Employee Plans with respect to any of its Employees or others;

(d)	is a party to or bound by any contract with or commitment to any trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent (collectively, “labour representatives”) and no Corporation has conducted negotiations with respect to any such future contracts or commitments; no labour representatives hold bargaining rights with respect to any Employees; no labour representatives have applied to have a Corporation declared a related employer pursuant to any labour relations legislation in any other jurisdiction; and there are no current or, to the Vendor’s knowledge, threatened attempts to organize or establish any trade union or employee association with respect to a Corporation;

(e)	has any current, pending or, to the Vendor’s knowledge, threatened strikes (including official or unofficial strikes or other labour relations difficulties), work stoppage or other concerted action, slowdowns or lockouts, trade union representation or organizing activities or unlawful labour practices or actions; and

(f)	is subject to any material claim for wrongful dismissal, constructive dismissal or any other material tort claim, actual or to the Vendor’s knowledge threatened, or any litigation, actual or to the Vendor’s knowledge threatened, relating to employment or termination of employment of Employees or independent or dependent contractors.

Complete and accurate copies of all of the material written employment contracts, commitments, agreements and Employee Plans and all material related documents have been made available to the Purchaser.

3.1.31	Employee Plans.

(a)	Where and to the extent required by applicable Laws, all Employee Plans have been, in all material respects, established, registered under, maintained and administered in accordance with applicable Laws relating to such Employee Plans and all filings, reports and disclosures with respect thereto required by applicable Laws have been filed or distributed.

(b)	To the Vendor’s knowledge, there is no investigation by any Governmental Authority nor any claim (other than routine claims for benefits) pending or, to the Vendor’s knowledge, threatened with respect to any Employee Plan or its assets, nor do facts or circumstances exist that could reasonably be expected to give rise to such an investigation or claim.

(c)	There have been no improper withdrawals or transfers by a Corporation from any Employee Plan or the funding media related thereto.

(d)	None of the Employee Plans provide for benefit increases or, except as a consequence of the nature of the insurance or funding arrangements applicable to such Employee Plans, the acceleration of or an increase in securing or funding obligations that are contingent upon or will be triggered by the entering into of this Agreement or the completion of the Contemplated Transactions.

(e)	All obligations of each Corporation that are due under any Employee Plan have been paid or provided for or, if unpaid, are accrued and reflected in the books and records of each Corporation, as applicable.

(f)	Except as disclosed to the Purchaser, each Corporation does not sponsor, contribute and is not required to contribute to any registered pension plan as defined in the Tax Act.

(g)	None of the Employee Plans provides for post-retirement benefits.

3.1.32	Insurance. The Disclosure Letter sets forth a complete list of, and the Vendor heretofore has made available to the Purchaser complete and accurate copies of, all insurance policies and fidelity bonds covering the Business and the assets and properties of each Corporation. All such policies and bonds are in full force and effect, and are sufficient to insure against material risks and liabilities customary for the Business. Each Corporation has complied in all material respects with the provisions of such policies and bonds (including the timely payment of all premiums due thereunder). There are no existing claims under any such insurance policies and, to the Vendor’s knowledge, no pending claims or any Person who is seeking to make a claim pursuant to such insurance policies. There has not been any material adverse change in the relationship of a Corporation with its insurers, the availability of coverage, or in the premiums payable pursuant to such insurance policies. The Disclosure Letter lists any and all actual claims, with reasonable particulars, made under any policies of insurance maintained by or for the benefit of each Corporation over the past three years.

3.1.33	Records.

(a)	The minute books of each Corporation contain complete and accurate copies of its articles, by-laws and all resolutions of its directors (including all committees thereof) and shareholders, and the share certificate books and register of shareholders are complete and accurate.

(b)	The books and records of each Corporation accurately record all material financial transactions of each Corporation, and all accounting and financial books and records of each Corporation have been fully, properly and accurately kept and completed in all material respects.

3.1.34	Bank Accounts, etc. The Disclosure Letter contains a complete and accurate list showing the name and address of each banking institution, mutual fund or brokerage firm in which each Corporation has accounts or safe deposit boxes, the account numbers or box numbers relating thereto and the name of each Person authorized to draw thereon or to have access thereto and each Person holding a general or special power of attorney from each Corporation and a summary of the terms thereof.

3.2	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants as follows to and in favour of the Vendor and acknowledges that the Vendor is relying on such representations and warranties in connection with its sale of the Purchased Securities:

3.2.1	Incorporation. It is incorporated and validly existing under the laws of the Province of British Columbia.

3.2.2	Corporate Power and Authorization. It has the corporate power and capacity to enter into and perform its obligations under this Agreement. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered.

3.2.3	Enforceability. This Agreement is a valid and binding obligation, enforceable against it in accordance with its terms, subject to the usual exceptions as to creditors’ rights and the availability of equitable remedies.

3.2.4	Non-Contravention. Its execution, delivery or performance of this Agreement does not and will not contravene any provision of its constating documents or contravene in any material respect any applicable Laws that would prevent or impede the completion of the Contemplated Transactions.

3.2.5	Consents and Approvals. No authorization, consent or approval of, or filing with or notice to, any Governmental Authority or other Person pursuant to any Contract to which it is a party is required in connection with the execution, delivery or performance of this Agreement or the completion of the Contemplated Transactions by the Purchaser other than filings required under applicable securities laws and under the policies of applicable stock exchanges.

3.2.6	Litigation and Other Proceedings. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal); arbitration or other dispute settlement procedure; investigation or inquiry by any Governmental Authority; or any similar matter or proceeding against or involving it (whether in progress or, to its knowledge, threatened) which, if determined adversely to it, would prevent or impede the completion of the Contemplated Transactions.

3.2.7	Residency. It is “resident in Canada” within the meaning of section 102 of the Tax Act and it is not a “non-Canadian” under the Investment Canada Act.

3.2.8	No Additional Facts or Circumstances. The Purchaser is not aware of any information, fact or circumstance which would make any of the Vendor’s representations, warranties, covenants, or agreements contained in this Agreement incorrect, inaccurate or otherwise misleading.

3.3	Survival of Representations and Warranties

The representations and warranties and, to the extent that they have not been fully performed at or prior to the Closing Time or are set out in Article 7, covenants and agreements, contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement shall survive Closing as follows:

3.3.1	the representations and warranties contained in Section 3.1 (and the corresponding representations and warranties contained in the certificate to be delivered pursuant to Section 5.3.1(a)), other than those contained in 3.1.1 (Incorporation of Vendor), 3.1.3 (Capacity of the Vendor), 3.1.4 (Enforceability against the Vendor), 3.1.5 (Ownership of the Purchased Securities), 3.1.6 (Capitalization of Corporations) and 3.1.24 (Title to Assets), shall terminate at the expiration of 12 months following the Closing Date;

3.3.2	the representations and warranties contained in Section 3.1.17 (Tax Matters) (and the corresponding representations and warranties set out in the certificate to be delivered pursuant to Section 5.3.1(a)), will survive and continue in full force and effect until 30 days following the expiration of the period (the “tax assessment period”) during which any tax assessment may be issued by a Governmental Authority in respect of any taxation year to which such representations and warranties extend. A tax assessment includes any assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Laws;

3.3.3	the representations and warranties contained in Sections 3.1.1 (Incorporation of Vendor), 3.1.3 (Capacity of the Vendor), 3.1.4 (Enforceability against the Vendor), 3.1.5 (Ownership of the Purchased Securities), 3.1.6 (Capitalization of Corporations) and 3.1.24 (Title to Assets) (and the corresponding representations and warranties contained in the certificate to be delivered pursuant to Section 5.3.1(a)) shall terminate at the expiration of 24 months following the Closing Date;

3.3.4	the representations and warranties contained in Section 3.2.8 (No Additional Facts or Circumstances) and the corresponding representations and warranties contained in the certificate to be delivered pursuant to Section 5.4.1(a)), shall each survive Closing; and

3.3.5	no claim for breach of any representation or warranty shall be valid unless the Party against whom such claim is made has been given notice thereof before the date on which the applicable representation or warranty shall have terminated in accordance with this Section 3.3.

ARTICLE 4

COVENANTS

4.1	Vendor’s Covenants

4.1.1	Access to Information. Until the Closing Time, the Vendor shall cause each Corporation to give to the Purchaser and its representatives, accountants, legal counsel and advisors upon reasonable advanced notice and during normal business hours reasonable access to its premises, and the books and records relating thereto and to the Purchased Securities, and to the personnel of each Corporation and shall furnish them with all such information relating to the Business and their affairs and assets as the Purchaser may reasonably request. No investigations made by or on behalf of the Purchaser, whether under this Section 4.1.1 or any other provision of this Agreement, shall have the effect of waiving, diminishing the scope of, or otherwise affecting any representation or warranty made in this Agreement.

4.1.2	Conduct of Business. Except as expressly provided in this Agreement or except with the prior written consent of the Purchaser, prior to the Closing Time the Vendor shall cause each Corporation to:

(a)	operate the Business only in the ordinary course, consistent with past practice, and, to the extent consistent with such operation, use commercially reasonable efforts to preserve its business organization, including the services of its officers, Employees, independent contractors and consultants, and its business relationships with customers, suppliers and others having business dealings with it;

(b)	maintain all its properties and assets, whether owned or leased, in good condition and repair, and maintain insurance upon its assets comparable in amount, scope and coverage to that in effect on the date of this Agreement;

(c)	maintain its books, records and accounts in the ordinary course on a basis consistent with past practice;

(d)	do or refrain from doing all commercially reasonable acts and things in order to ensure that the representations and warranties in Section 3.1 remain true and correct at the Closing Time as if such representations and warranties were made at and as of such date and to satisfy or cause to be satisfied the conditions in Section 5.3 which are within its control;

(e)	not become a party to or bound by or subject to any new agreement or arrangement with respect to Employees (other than an employment or personal services agreement or arrangement which is terminable by the Vendor without liability on no more than 30 days’ notice) or to amend or concur in the amendment of any existing agreement or Contract with respect to Employee Plans that would result in an increase in any material payment or obligation thereunder other than such as is required or contemplated by an existing policy or practice as to periodic review of, or in the normal course of operation of, the Employee Plans; and

(f)	not commit to any capital expenditure in excess of that reflected in the three-year plan previously disclosed to the Purchaser without the consent of the Purchaser.

4.1.3	Restricted Activities. Except as expressly provided in this Agreement or except with the prior written consent of the Purchaser (which consent will not be unreasonably withheld), prior to the Closing Time the Vendor shall ensure that no Corporation shall:

(a)	amend its constating documents;

(b)	amalgamate, merge or consolidate with, or acquire all or substantially all the shares or assets of, any Person;

(c)	encumber, transfers, lease, licence, sell or otherwise dispose of its properties or assets, other than in the ordinary course of business consistent with past practice or in respect of the wind-down of LBCI’s co-pack business and sale of its Edmonton plant;

(d)	issue any shares or other securities, including the rights to purchase shares or securities;

(e)	declare, set aside or pay any dividend or make any other distribution with respect to any of its securities or redeem, repurchase or otherwise acquire, directly or indirectly any such securities;

(f)	makes or files any election, designation or similar filing relating to Taxes, or enters into any agreement or other arrangement in respect of Taxes, that has effect for any period ending after the Closing Date; or

(g)	does any act or thing of the kind described in Section 3.1.16 or enters into any contract, agreement or commitment of the kind described in Section 3.1.21.

4.1.4	Obtaining Consents and Approvals. The Vendor shall use commercially reasonable efforts to deliver, at or prior to the Closing Time, the Vendor’s Consents and Approvals referred to in Section 5.3.1(d). The Purchaser shall, at the Vendor’s request, promptly furnish the Vendor with copies of such documents and information with respect to the Purchaser, including financial information, as any of the Vendor may reasonably request in connection with obtaining any consent or approval contemplated by this Agreement.

4.1.5	Non-Arm’s Length Debt. The Vendor shall, prior to the Closing Time, cause all debt owing by any Corporation to the Vendor or any Affiliate of the Vendor to be contributed to the capital of such Corporation.

4.1.6	Cash Balance. The Vendor shall, prior to the Closing Time, cause all cash balances held by the Corporations to be transferred to the Vendor, subject to cash balances remaining for Minimum Cash Balance, Working Capital and Escrow Amount purposes. Any intercompany payments to transfer cash balances shall be made in a tax efficient manner determined by the Parties acting reasonably.

4.2	Notice of Untrue Representation or Warranty

The Vendor shall promptly notify the Purchaser, and the Purchaser shall promptly notify the Vendor, in the event of any representation or warranty made by it contained in this Agreement would become untrue or incorrect as at the Closing Date. Any such notification shall set out particulars of the untrue or incorrect representation or warranty and details of any actions being taken by the Vendor or the Purchaser, as the case may be, to rectify that state of affairs.

ARTICLE 5

CLOSING

5.1	Cash Payment at Closing

Subject to this Article 5, at the Closing the Purchaser shall pay the Closing Cash Payment as provided in Section 2.4.

5.2	Place of Closing

Closing shall take place at the Closing Time, at the offices of the Purchaser or by mutual exchange of documents or in such other manner as the Parties may determine.

5.3	Conditions for the Benefit of the Purchaser

5.3.1	The obligation of the Purchaser to complete the Contemplated Transactions is subject to satisfaction, at or prior to the Closing Time, of each of the following conditions:

(a)	Accuracy of Representations and Warranties and Compliance with Covenants. The representations and warranties of the Vendor made in or pursuant to this Agreement shall be true and correct (i) in all material respects, to the extent not already qualified by “material”, “materially” or “Material Adverse Effect”, and (ii) in all respects, to the extent already qualified by “material”, “materially” or “Material Adverse Effect”, in each case at the Closing Time as if made at and as of the Closing Time (except to the extent such representations and warranties expressly speak of an earlier date in which case such representations and warranties shall be true and correct as of such earlier date); the covenants and agreements contained in this Agreement to be performed by the Vendor at or prior to the Closing Time shall have been performed in all material respects; and the Purchaser shall have received a certificate confirming the foregoing, signed by the Vendor or other persons acceptable to the Purchaser, in form and substance satisfactory to the Purchaser and the Purchaser’s Counsel, acting reasonably.

(b)	Share Certificates. The Vendor shall have delivered to the Purchaser the share certificates representing the Purchased Securities duly endorsed in blank for transfer or accompanied by duly signed powers of attorney for transfer in blank and assignments of the shareholder loans comprising the Purchased Securities.

(c)	Release. The Vendor shall have received releases of the security and any guarantee of the Corporations in respect of any other Encumbrances, other than Permitted Encumbrances.

(d)	Consents and Approvals. The Vendor shall have delivered to the Purchaser, in form and substance satisfactory to the Purchaser and the Purchaser’s Counsel, acting reasonably:

(i)	a resolution of the board of directors of each of the Corporations approving the transfer of the Purchased Securities to the Purchaser;

(ii)	those Vendor’s Consents and Approvals set forth in the Disclosure Letter.

(e)	Closing Documents and Proceedings. All documents relating to the due authorization and completion of the Contemplated Transactions and all actions and proceedings taken at or prior to the Closing Time in connection with the performance by the Vendor of its obligations under this Agreement, shall be satisfactory to the Purchaser and to the Purchaser’s Counsel, acting reasonably, and the Purchaser shall have received copies of all such documents and evidence that all such actions and proceedings have been taken as it may reasonably request in form and substance satisfactory to the Purchaser and the Purchaser’s Counsel, acting reasonably.

(f)	Additional Deliveries. The Vendor shall have delivered or cause to be delivered to the Purchaser the following in form and substance satisfactory to the Purchaser, acting reasonably:

(i)	certified copies of (i) the charter documents and by-laws of each Corporation, and (ii) the director resolutions of the Vendor approving the entering into and completion of the transaction contemplated by this Agreement;

(ii)	a duly executed resignation effective as at the Closing of each director and officer of each of the Corporations other than Ralph McRae;

(iii)	releases in favour of the Purchaser and each Corporation from the Vendor and each of directors and officers referred to Section (ii) in form acceptable to the Purchaser, acting reasonably; and

(iv)	one or more bank statements confirming that the Corporations have cash of not less than the Minimum Cash Balance.

(g)	No Legal Action. No action or proceeding shall be in effect, pending or threatened by any Person (other than the Purchaser) in any jurisdiction, to enjoin or materially restrict or prohibit any of the Contemplated Transactions or the right of the Purchaser to conduct the Business after Closing on substantially the same basis as heretofore operated.

(h)	Outside Date. The Closing shall have occurred on or prior to October 31, 2017 or such later date as the Parties may agree.

(i)	Material Adverse Change. There shall have been no Material Adverse Change since September 30, 2016.

(j)	No Bankruptcy. There shall have been no action or proceeding before any court relating to the bankruptcy, insolvency, liquidation, receivership, dissolution or winding up of any of the Corporations or the Vendor and none of the Corporations nor the Vendor shall have made any general assignment for the benefit of creditors.

5.3.2	The conditions contained in this Section 5.3 are for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser in writing at any time. If any of such conditions shall not be satisfied or waived by the Purchaser at the Closing Time to the satisfaction of the Purchaser (acting reasonably), then the Purchaser may, by notice to the Vendor, terminate this Agreement. Upon termination of this Agreement by the Purchaser pursuant to this Section 5.3.2, the obligations of the Parties under this Agreement, other than the obligations contained in Section 7.2 (Purchaser Confidentiality), Section 9.3 (Public Announcements), Section 9.4 (Expenses) and Section 9.7 (Brokers), shall terminate. In either case, the Purchaser may promptly submit a claim against the Vendor for damages suffered by the Purchaser where the non-satisfaction of a condition is as a result of a breach of representation, warranty, covenant or agreement by the Vendor. Any condition may be waived in whole or in part by the Purchaser without prejudice to any claims the Purchaser may have for breach of any other representation, warranty, covenant or agreement.

5.4	Conditions for the Benefit of the Vendor

5.4.1	The obligation of the Vendor to complete the sale of the Purchased Securities pursuant to this Agreement is subject to the fulfillment or performance, at or before the Closing Time, of each of the following conditions:

(a)	Accuracy of Representations and Warranties and Compliance with Covenants. The representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct (i) in all material respects, to the extent not already qualified by “material” or “materially”, and (ii) in all respects, to the extent already qualified by “material” or “materially”, in each case, at the Closing Time as if made at and as of the Closing Time; the covenants and agreements contained in this Agreement to be performed by the Purchaser at or prior to the Closing Time shall have been performed in all material respects; and the Vendor shall have received a certificate confirming the foregoing, signed by the Purchaser, and in form and substance satisfactory to, the Vendor and its legal counsel.

(b)	Closing Documents and Proceedings. All documents relating to the due authorization and completion of the Contemplated Transactions and all actions and proceedings taken at or prior to the Closing Time in connection with the performance by the Purchaser of its obligations under this Agreement shall be satisfactory to the Vendor and its legal counsel, acting reasonably, and the Vendor shall have received copies of all such documents and evidence that all such actions and proceedings have been taken as it may reasonably request in form and substance satisfactory to the Vendor and its legal counsel.

(c)	Additional Deliveries. The Purchaser shall deliver or cause to be delivered to the Vendor in form and substance satisfactory to the Vendor, acting reasonably certified copies of all resolutions of its board of directors approving the entering into and completion of the transactions contemplated by this Agreement.

(d)	No Legal Action. No action or proceeding shall be in effect, pending or threatened by any Person in any jurisdiction, to enjoin, restrict or prohibit any of the Contemplated Transactions.

(e)	Outside Date. The Closing shall have occurred on or prior to October 31, 2017 or such later date as the Parties may agree.

5.4.2	The conditions contained in this Section 5.4 are for the exclusive benefit of the Vendor and the Vendor may waive in whole or in part the application of any such conditions to the Vendor in writing at any time. If any of such conditions shall not be satisfied or waived by the Vendor at the Closing Time to the satisfaction of the Vendor, acting reasonably, then the Vendor in respect of which a condition has not been satisfied or waived may, by notice to the Purchaser, terminate its rights and obligations under this Agreement. Upon termination of this Agreement pursuant to this Section 5.4.2, the obligations of the Parties under this Agreement, other than the obligations contained in Section 7.2 (Purchaser Confidentiality), Section 9.3 (Public Announcements), Section 9.4 (Expenses) and Section 9.7 (Brokers), shall terminate. In either case, the Vendor may promptly submit a claim against the Purchaser for damages suffered by the Vendor where the non-satisfaction of a condition is as a result of a breach of representation, warranty, covenant or agreement by the Purchaser. Any condition may be waived in whole or in part by the Vendor without prejudice to any claims it may have for breach of any other representation, warranty, covenant or agreement.

ARTICLE 6

EMPLOYEE MATTERS

6.1	Notice of Termination

The Vendor agrees that it shall cause LBCI, on or before the Closing Date, give notice of termination to all Employees, effective as of the Closing Date, except for any Employees that may be specified by the Purchaser.

6.2	Purchaser or Affiliate Offer of Employment

The Purchaser agrees that it shall offer or cause an Affiliate of the Purchaser to offer employment to certain of the Employees located at the Leased Premises of LBCI, effective as at the Closing Date (except effective as at the time of return to active duty in the case of Employees on leave), on terms and conditions of employment as may be determined by the Purchaser or such Affiliate.

6.3	Purchaser Indemnification for Employees

The Purchaser shall be responsible for, and shall indemnify and hold harmless the Vendor from and against all losses suffered or incurred by the Vendor in respect of all periods after the Time of Closing (or time of return to active duty in the case of Employees on leave) as a result of or arising out of, in connection with or pursuant to:

(a)	all liabilities for salary, wages, bonuses, commissions, vacation pay, and other compensation relating to the employment of the Employees that accept the Purchaser’s (or its Affiliate’s) offer of employment; and

(b)	all payments, damages and other awards on account of severance, termination or wrongful dismissal and all related costs in respect of the termination of the employment of any Employee who: (i) accepts the Purchaser’s (or its Affiliate’s) offer of employment and who is subsequently terminated by the Purchaser (or its Affiliate); or (ii) is offered employment with the Purchaser (or its Affiliate) on terms less favourable in the aggregate to the Employee than such Employee’s prior employment with the Vendor or the relevant Corporation and who does not accept such offer of employment with the Purchaser (or its Affiliate).

6.4	Vendor Indemnification for Employees

The Vendor shall be responsible for, and shall indemnify and hold harmless the Purchaser from and against all losses suffered or incurred by the Purchaser or its Affiliate as a result of or arising out of, in connection with or pursuant to:

(a)	all liabilities for salary, wages, bonuses, commissions, vacation pay and other compensation relating to the Employees in respect of all periods prior to the Closing Date and in respect of all periods prior to the time of return to active duty in respect of the Employees on leave; and

(b)	all payments, damages and other awards on account of severance, termination or wrongful dismissal and all related costs in respect of the termination of the employment of any Employee who: (i) is not offered employment with the Purchaser (or its Affiliate); or (ii) is offered such employment on terms no less favourable in the aggregate to the Employee than such Employee’s prior employment with the Vendor or the relevant Corporation and does not accept such offer of employment with the Purchaser (or its Affiliate).

6.5	No Third Party Rights

Nothing in this Article 6 or in any of the other provisions of this Agreement shall confer any rights upon any of the Employees.

ARTICLE 7

POST-CLOSING COVENANTS

7.1	Vendor Confidentiality

After the Closing, the Vendor will and will cause its Representatives to keep confidential all Confidential Information unless such Confidential Information is or becomes generally available to the public other than as a result of a disclosure by the Vendor or its Representatives in violation of this Agreement or except where disclosure is required to be made pursuant to applicable Laws or to any Governmental Authority or in connection with any Claim or in connection with any action, claim, dispute or proceeding involving the Vendor or its Affiliates; provided that they shall not be liable for use or disclosure of any such Confidential Information if it can be shown that such Confidential Information was:

7.1.1	received on a non-confidential basis from a third party;

7.1.2	independently developed without use of Confidential Information;

7.1.3	disclosed without similar restrictions to a third party by the Purchaser;

7.1.4	approved in writing for disclosure by the Purchaser;

7.1.5	if required to be disclosed pursuant to a requirement of a Governmental Authority or under applicable Laws, so long as they, where permitted by applicable Laws:

(a)	where reasonably possible give the Purchaser prompt notice of the requirement so that the Purchaser may have the opportunity to seek an appropriate protective order or pursue such legal action, remedy or assurance as the Purchaser deems necessary to preserve the confidentiality of the Confidential Information;

(b)	refrain from opposing any action by the Purchaser to obtain a protective order or other remedy or assurance;

(c)	take all commercially reasonable steps (after consultation with the Purchaser and at the request and expense of the Purchaser) to preserve the confidential nature of the Confidential Information, including, without limitation, requesting that the Confidential Information not be released to third parties or the public and disclosing only that portion of the Confidential Information that it is, in the opinion of its counsel, acting reasonably, legally compelled to disclose; and

(d)	provide the Purchaser with as much prior notice as is reasonably possible of the fact and proposed content of any disclosure and co-operate in ensuring consistency in disclosure and communications.

7.2	Purchaser Confidentiality

The Purchaser covenants and agrees that, unless and until Closing, it will (a) keep confidential, and will cause its respective Representatives to keep confidential, all Confidential Information unless such Confidential Information is or becomes generally available to the public other than as a result of a disclosure by the Purchaser or its Representatives in violation of this Agreement or except where disclosure is required to be made pursuant to applicable Laws or to any Governmental Authority; and (b) not use, directly or indirectly, the Confidential Information, other than in connection with the evaluation and/or completion of the contemplated transactions; provided that it shall not be liable for use or disclosure of any such Confidential Information if it can be shown that such Confidential Information was:

7.2.1	already known to it without an obligation of confidentiality;

7.2.2	received on a non-confidential basis from a third party;

7.2.3	independently developed without use of Confidential Information;

7.2.4	disclosed without similar restrictions to a third party by the Vendor or a Corporation;

7.2.5	approved in writing for disclosure by the Vendor or a Corporation;

7.2.6	if required to be disclosed pursuant to a requirement of a Governmental Authority or under applicable Laws, so long as they, where permitted by applicable Laws:

(a)	where reasonably possible give the Vendor prompt notice of the requirement so that the Vendor may have the opportunity to seek an appropriate protective order or pursue such legal action, remedy or assurance as the Vendor deems necessary to preserve the confidentiality of the Confidential Information;

(b)	refrain from opposing any action by the Vendor to obtain a protective order or other remedy or assurance;

(c)	take all commercially reasonable steps (after consultation with the Vendor and at the request and expense thereof) to preserve the confidential nature of the Confidential Information, including, without limitation, requesting that the Confidential Information not be released to third parties or the public and disclosing only that portion of the Confidential Information that it is, in the opinion of its counsel, acting reasonably, legally compelled to disclose; and

(d)	provide the Vendor with as much prior notice as is reasonably possible of the fact and proposed content of any disclosure and co-operate in ensuring consistency in disclosure and communications.

7.3	Change of Name

On Closing, notwithstanding anything to the contrary in this Agreement, the Purchaser grants to the Vendor a non-exclusive, royalty-free licence to use the words “Leading Brands” in its corporate name. Should the Vendor, in its sole discretion, elect to change its corporate name and otherwise not wish to use the name “Leading Brands, Inc.”, the Vendor shall, at the Purchaser’s cost, offer reasonable assistance and consent to the change of name of the Purchaser, its Affiliate or any of the Corporations to “Leading Brands, Inc.” or a similar name.

7.4	Further Assurances

From time to time after the Closing Date, each Party shall, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Securities to the Purchaser and carry out the intent of this Agreement.

ARTICLE 8

INDEMNIFICATION

8.1	Indemnification by the Vendor

Subject to the provisions of this Article 8, the Vendor will indemnify and save the Purchaser harmless for and from:

8.1.1	any Loss as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)	any breach or inaccuracy of any representation or warranty given by the Vendor contained in this Agreement or the certificate to be delivered pursuant to Section 5.3.1(a);

(b)	any failure of the Vendor to perform or fulfill any of its covenants or obligations under this Agreement;

(c)	any failure of the Vendor to transfer good and valid title to the Purchased Securities to the Purchaser, free and clear of all Encumbrances; and

(d)	any breach of Environmental Laws which relates to the property or operations of any of the Corporations in respect of any periods prior to the Closing Date;

(e)	any Release, presence, use, creation, transportation, storage or disposal of Hazardous Substances which relate to the property or assets of any of the Corporations in respect of any periods prior to the Closing Date;

(f)	any Taxes, including any penalty and interest thereon, relating to periods ended on or before the Closing Date including losses arising from any reassessment of Taxes;

(g)	any claim or order for any clean-up, restoration, transportation, storage or disposal of Hazardous Substances which relate to the property or operations of any the Corporations in respect of any periods prior to the Closing Date;

(h)	the Existing Claims;

(i)	any liabilities of the Corporation relating to periods prior to the Closing Date that were not (i) reflected or reserved for in the balance sheets included in the Annual Financial Statements (or as disclosed in the notes to such financial statements); (ii) reflected in the Final Statement; or (iii) disclosed in this Agreement or the Disclosure Letter;

(j)	any Financial Lease Liabilities during the Escrow Period; and

(k)	all claims, demands, costs and expenses, including reasonable legal expenses and the costs or expenses of preparing any necessary environmental assessment report or similar reports, in respect of the foregoing.

8.1.2	the Purchaser agrees and acknowledges that under no circumstances shall the collective, aggregate liability of the Vendor or its Affiliates pursuant to this Article 8 (except for the Existing Claims, Additional Excluded Liabilities and any Financial Lease Liabilities during the Escrow Period) exceed $300,000, (the “Indemnity Cap”), and the Purchaser further agrees that the Purchaser shall be solely responsible for any amounts that exceed such Indemnity Cap, however incurred and regardless of fault.

8.2	Indemnification by the Purchaser

Subject to the provisions of this Article 8, the Purchaser will indemnify and save the Vendor harmless for and from:

8.2.1	any Loss as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(a)	any breach or inaccuracy of any representation or warranty given by it contained in this Agreement or the certificate to be delivered pursuant to Section 5.4.1(a);

(b)	any failure of it to perform or fulfill any of its covenants or obligations under this Agreement; and

(c)	all claims, demands, costs and expenses, including reasonable legal expenses, in respect of the foregoing.

8.3	Notice of Claim

If the Purchaser or the Vendor wishes to make a Claim, such Party shall promptly, and in any event within 30 days of the matter coming to the Party’s attention, give notice to the other of the Claim. In the case of a Claim by the Purchaser, such notice shall be made to the Vendor and shall specify whether the Claim is a Direct Claim or a Third Party Claim. Notice of any Claim shall specify with reasonable particularity (to the extent that the information is available):

8.3.1	the factual basis for the Claim, and any provisions of the Agreement, or of any applicable Laws, relied upon; and

8.3.2	the amount of the Claim or, if an amount is not then determinable, an approximate and reasonable estimate of the potential amount of the Claim.

8.4	Procedure for Indemnification by the Vendor

8.4.1	Direct Claims. Following receipt of notice of a Direct Claim, the Vendor shall have 30 days to make such investigation of the Direct Claim as the Vendor considers necessary or desirable. For the purpose of such investigation, the Purchaser shall make available to the Vendor and its representatives the information relied upon by the Purchaser to substantiate the Direct Claim. If the Vendor disputes the validity or amount of the Direct Claim, the Vendor shall provide written notice of the dispute to the Purchaser within such 30-day period specified (or any extension thereof agreed upon by the Parties). The dispute notice must describe in reasonable detail the nature of its dispute. During the 30-day period immediately following receipt of a dispute notice by the Purchaser, the Vendor and the Purchaser shall attempt in good faith to resolve the dispute. If the Vendor and the Purchaser fail to resolve the dispute within that 30-day time period, the Purchaser is free to pursue all rights and remedies available to it, subject only to this Agreement.

8.4.2	Third Party Claims

(a)	With respect to any Third Party Claim, the Vendor shall have the right, exercisable by giving notice to the Purchaser not later than 30 days after receipt of the notice described in subsection 8.3, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim at its own expense and, in such event, the Vendor shall reimburse the Purchaser for all of the Purchaser’s reasonable out-of-pocket expenses as a result of such participation or assumption. If the Vendor elects to assume such control, the Purchaser shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense and shall have the right to disagree on reasonable grounds with the selection and retention of legal counsel, in which case legal counsel satisfactory to both Parties shall be retained by the Vendor. The Vendor may not compromise and settle or remedy, or cause a compromise and settlement or remedy, of a Third Party Claim without the prior written consent of the Purchaser, which consent may not be unreasonably withheld or delayed.

(b)	If the Vendor, having elected to assume control as contemplated in Section 8.4.2(a), thereafter fails to defend any such Third Party Claim within a reasonable time, the Purchaser shall be entitled to assume such control at the Vendor’s expense and the Vendor shall be bound by the results obtained by the Purchaser with respect to such Third Party Claim.

(c)	In the event that any Third Party Claim is of a nature such that the Purchaser is required by applicable Laws to make a payment to any Person (a “Third Party”) with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Purchaser may make such payment and the Vendor shall, forthwith after demand by the Purchaser, reimburse the Purchaser in an amount equal to any such payment, subject always to the Indemnity Cap. If the amount of any liability under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Vendor to the Purchaser, the Purchaser shall, forthwith after receipt of the difference from the Third Party, pay such difference to the Vendor.

(d)	Except in the circumstances contemplated by Sections 8.4.2(b) and 8.4.2(c), whether or not the Vendor assumes control of the negotiation, settlement or defence of any Third Party Claim, the Purchaser shall not negotiate, settle, compromise or pay any Third Party Claim except with the prior written consent of the Vendor (which consent shall not be unreasonably delayed or withheld).

(e)	The Purchaser shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Vendor notice thereof and an opportunity to contest such Third Party Claim. The Vendor shall notify the Purchaser of its intention to contest such Third Party Claim.

(f)	The Parties shall cooperate fully with each other with respect to Third Party Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer or other individual who will keep himself or herself informed about and be prepared to discuss the Third Party Claim with his or her counterpart and with legal counsel at all reasonable times.

8.5	Procedure for Indemnification by the Purchaser

Following receipt of notice of a Claim, the Purchaser shall have 30 days to make such investigation of the Claim as the Purchaser considers necessary or desirable. For the purpose of such investigation, the Vendor making such Claim shall make available to the Purchaser and its representatives the information relied upon by the Vendor to substantiate the Claim. If the Purchaser disputes the validity or amount of the Claim, the Purchaser shall provide written notice of the dispute to the Vendor making the Claim within such 30-day period specified (or any extension thereof agreed upon by the Parties). The dispute notice must describe in reasonable detail the nature of the Purchaser’s dispute. During the 30-day period immediately following receipt of a dispute notice by the Vendor making the Claim, the Purchaser and the Vendor shall attempt in good faith to resolve the dispute. If the Purchaser and the Vendor fail to resolve the dispute within that 30-day time period, the Vendor is free to pursue all rights and remedies available to it, subject only to this Agreement.

8.6	Additional Rules and Procedures

The obligation of the Vendor to indemnify the Purchaser, and the Purchaser to indemnify the Vendor, pursuant to this Article 8 shall also be subject to the following:

8.6.1	Notice of any Claim arising as a result of a breach of a representation or warranty referred to in Section 8.1 or 8.2 shall be given not later than the date on which, pursuant to Section 3.3, such representation or warranty terminates;

8.6.2	In no event shall the Vendor be liable for aggregate losses (except for the Existing Claims, Additional Excluded Liabilities and any Financial Lease Liabilities during the Escrow Period) in excess of the amount of the Indemnity Cap.

8.7	Settlement of Existing Claims and Additional Excluded Liabilities

The Parties agree to enter into an escrow agreement (the “Escrow Agreement”) concurrent with the Closing on terms and conditions satisfactory to the Parties, acting reasonably, whereby the escrow agent (which may be Purchaser’s Counsel) shall agree to hold the amount of $600,000, (the “Escrow Amount”), such Escrow Amount to be held back from the Purchase Price and, in the event the Purchase Price is less than the Escrow Amount, as otherwise provided by the Vendor to the escrow agent, in respect of the Existing Claims, Additional Excluded Liabilities, and the Financial Lease Liabilities for a minimum period of 90 days following the Closing Date and up to a maximum period running to the earlier of (i) the date of expiry of the latest applicable limitation period in relation to any of the Existing Claims, as such date is determined by counsel of the Vendor, acting reasonably, unless an action is commenced in respect of an Existing Claim prior thereto or (ii) the date upon which all Existing Claims have been settled (the earlier of which shall be referred to as the “Escrow Period”), after which such Escrow Period the escrow agent shall promptly return any balance to the Vendor, or as otherwise directed by the Vendor, without deduction. The Escrow Amount shall be increased in accordance with Section 2.7. The Parties agree that the aggregate liability of the Vendor and its Affiliates and the recourse of the Purchaser in relation to the Existing Claims, Additional Excluded Liabilities, and the Financial Lease Liabilities, including reasonable legal fees duly incurred in connection therewith, shall be limited to the Escrow Amount. The Parties further agree that the Escrow Amount shall be available during the Escrow Period for settlement of the Existing Claims, Additional Excluded Liabilities, and Financial Lease Liabilities, and reasonable legal fees duly incurred in connection therewith, under the Escrow Agreement as follows:

8.7.1	the escrow agent shall pay promptly to Purchaser upon receipt of a written request (subject to a ten day objection period) such amount that constitutes an Excluded Liability that has not previously been deducted from the Purchase Price;

8.7.2	the escrow agent shall pay promptly to Purchaser upon receipt of a written request (subject to a ten day objection period) such amount that the Purchaser shall certify have been agreed to by the claimant of an Existing Claim as full and final settlement of such Existing Claim, provided that such amount does not exceed 60% of the original amount of such Existing Claim;

8.7.3	the escrow agent shall pay promptly to Purchaser such amount requested by the claimant of an Existing Claim in settlement of such Existing Claim, provided that both the Vendor and Purchaser have approved such amount and the terms of such settlement, both acting reasonably; and

8.7.4	the escrow agent shall pay promptly to Purchaser upon receipt of a written request (subject to a ten day objection period) such amount that constitutes a Financial Lease Liability during the Escrow Period.

The Parties further agree that, following the Escrow Period, the Vendor and its Affiliates shall have no liability whatsoever in relation to the Existing Claims, Additional Excluded Liabilities, or the Financial Lease Liabilities, and the Purchaser shall be solely responsible therefor.

8.8	No Release for Fraud

Nothing contained in this Agreement shall relieve or limit the Vendor from any liability arising or resulting from fraud or intentional misrepresentation in connection with the Contemplated Transactions. The Purchaser shall have a right to indemnification from the Vendor for any Loss incurred as the result of any fraud or intentional misrepresentation by the Vendor without regard to any period of limitation.

ARTICLE 9

MISCELLANEOUS

9.1	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by sending same by facsimile, or by delivery by hand/courier addressed to the Party to which the notice is to be given at the applicable address noted below. Any such notice, consent, waiver, direction or other communication, if sent by facsimile, shall be deemed to have been given and received at the time of receipt (if a Business Day or, if not, the next succeeding Business Day) unless actually received after 4:00 p.m. (local time) at the point of receipt in which case it shall be deemed to have been received on the next succeeding Business Day; or, if delivered by hand/courier, shall be deemed to have been received on the day on which it is delivered (if a Business Day, if not, the next succeeding Business Day). Notice of change of address shall also be governed by this Section 9.1.

9.1.1	if to the Vendor:

Suite 101 - 33 West 8th Avenue

Vancouver BC Canada V5Y 1M8

Attention:     Chief Executive Officer

with a copy (which shall not constitute notice) to:

DuMoulin Black LLP

10-595 Howe Street

Vancouver, British Columbia V6C 2T5

Attention:     Doug Seppala

Fax No.:       (604) 687-8772

9.1.2	if to the Purchaser:

1133438 B.C. Ltd.

19500 – 56th Avenue

Surrey, British Columbia V3S 6K4

Attention:     Ralph McRae

with a copy (which shall not constitute notice) to:

Farris, Vaughan, Wills & Murphy LLP

25th Floor, 700 W Georgia Street

Vancouver, British Columbia V7Y 1B3

Attention:    David J. Selley

Fax No.:      (604) 661- 9349

The failure to send or deliver to any Party’s counsel a copy of any notice, consent, waiver, direction or other communication given under this Section 9.1 shall not invalidate any such notice, consent, waiver, direction or other communication.

9.2	Time of Essence

Time is of the essence of this Agreement.

9.3	Public Announcements

No public announcement or statement concerning the transactions contemplated by this Agreement shall be made by the Vendor or its Affiliates without the prior written consent of the Purchaser nor by the Purchaser or its respective Affiliates without the prior written consent of the Vendor (such consent in each case not to be unreasonably withheld or delayed), unless such disclosure is required by applicable Laws. If such disclosure is required by applicable Laws (the Purchaser hereby acknowledges that the Vendor is a reporting issuer and, as such, subject to certain public disclosure obligations), the applicable Party shall use commercially reasonable efforts to enable the other Party to review and comment on such disclosure prior to the release thereof and, if such prior review and consultation is not possible, to give oral and written notice of such disclosure immediately following the making of such disclosure.

9.4	Expenses

Except as otherwise expressly provided herein, each of the Vendor and the Purchaser shall bear all of its respective costs and expenses (including the fees and expenses of counsel, accountants and other advisors) incurred in connection with this Agreement and completion of the Contemplated Transactions.

9.5	Counterparts

This Agreement may be executed in any number of original, facsimile or “pdf” counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.6	Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors.

9.7	Brokers

Each Party shall indemnify and save harmless the other Parties from and against any and all losses whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for such Party in connection with the Contemplated Transactions.

9.8	Non-Merger

The covenants, representations and warranties shall not merge on, but shall survive, the Closing. Notwithstanding the Closing or any investigation made by or on behalf of any Party, the covenants, representations and warranties shall continue in full force and effect subject as herein provided. Closing shall not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any remedies herein provided.

9.9	Assignment, etc.

9.9.1	Except as provided in this Section 9.9, neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

9.9.2	Upon giving prior written notice to the Vendor, the Purchaser may assign prior to the Closing Time all (but not less than all) of its rights and obligations under this Agreement to any Affiliate.

9.9.3	After the Closing Time, either Party (an “Assigning Party”) may assign all (but not less than all) of its rights and obligations under this Agreement to any Person that acquires all or substantially all of the property and assets of the Assigning Party or acquires a majority of the Assigning Party’s issued and outstanding voting securities or, whether by way of take-over bid, amalgamation, arrangement, merger or otherwise, provided that:

(a)	the assignee will become jointly and severally liable with the Assigning Party, as a principal and not as a surety, with respect to all of the obligations of the Assigning Party, including the representations, warranties, covenants, agreements and indemnities of the Assigning Party, and any reference in this Agreement to the Assigning Party shall be deemed to also include the assignee;

(b)	the assignee must execute an agreement confirming the assignment and the assumption by the assignee of all obligations of the Assigning Party under this Agreement;

(c)	no assignment shall (a) relieve the Assigning Party of its obligations under this Agreement; (b) require any authorization, consent or approval of, or filing with or notice to, any Governmental Authority or other Person; or (c) result in any delay in the completion of the Contemplated Transactions.

9.10	Remedies

The Parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a Party inadequately compensable in damages. Accordingly, a Party may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without the requirement of posting a bond or other security).

IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the date first above written.

LEADING BRANDS, INC.

Per:	“Stephen Fane”
Name: Title:

Per:	“Ralph McRae”
Name:
Title:

1133438 B.C. LTD.

Per:	“Ralph McRae”
Name: Title: